EXHIBIT 99.1

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Sports Media Entertainment Corp. Merger

On January 9, 2015, Multimedia Platforms, Inc. (formerly Sports Media Entertainment Corp.) (the “Company”, “Registrant” and “Legal Acquirer”) entered into a Share Exchange Agreement (the “Merger”), between and among the Company and Multimedia Platforms, LLC, a Florida Limited Liability Corporation (“Accounting Acquirer”), all the members of MMP LLC (the "Members"), Harrison Holdings, LLC and Amalfi Coast Capital (collectively, the "Debt Holders"). Pursuant to the Merger, the Registrant was (i) to issue to the Debt Holders a total of 4,000,000 shares of Series B Convertible Preferred stock in exchange for all the indebtedness of the Company totaling approximately $688,138 as of December 31, 2014; issue (ii) 21,320,832 shares of restricted common stock and (iii) 34,390,199 shares of Series A Convertible Preferred stock (collectively, the “Merger Shares”) to the Members in exchange for 100% of the Members interest in MMP LLC. The Merger Shares were adjusted such that 30,748,969 shares of restricted common stock and 27,212,694 shares of Series A Convertible Preferred stock and 4,000,000 shares of Series B Convertible Preferred stock were ultimately issued. The share issuances represent approximately 97.6% of the total issued and outstanding shares of preferred and common stock of the Registrant post-closing. As a result, the Company (i) became the 100% parent of MMP LLC; (ii) assumed the operations of MMP LLC; (iii) changed its name from Sports Media Entertainment Corp. to Multimedia Platforms, Inc.; and (iv) experienced a change in control.

Columbia Funmap, Inc. Acquisition

On February 27, 2015, the Company entered into a Securities Purchase Agreement with, Columbia Funmap, Inc., a New Jersey Corporation, and Alan H. Beck, the President of FUNMAP for the purchase of 100% of common stock issued and outstanding of FUNMAP (the “Acquisition”).

The table below summarizes the preliminary estimates of fair value of the FUNMAP assets acquired and liabilities assumed as of the acquisition date. The net enterprise value of FUNMAP was valued at $3,479,834 which represented both the restricted common stock and notes issued by the Company for its 100% interest. Upon closing, the final purchase price consisted of the assumption of $93,968 of liabilities, issuance of 2,160,000 shares of restricted common stock to Mr. Beck, repayment of related party debt of $87,888 by issuing 92,250 shares of restricted common stock to Mr. Beck, and note to Mr. Beck totaling $10,000. Additionally, the Company entered into a consulting agreement with Mr. Beck under which Mr. Beck will act as a national sales manager. The agreement has a term of 36 months, provides compensation of $5,000 per month plus 15% of cash collected for print sales sold directly by Consultant; plus a 3% override on print sales of FunMaps™; plus 20% of collected online sales made by Consultant, personally.

1

The preliminary purchase price allocation is as follows:

The allocation of the purchase price, is as follows:

Net tangible assets acquired and liabilities assumed:
Cash and cash equivalents		$17,240
Accounts receivable		64,382
Accounts payable		(22,193)
Loans		(3,000)
Credit cards		(6,830)
Line of credit		(61,945)
Subtotal Funmap net liabilities assumed			(12,346)
Amount of purchase price allocated to goodwill			3,479,834
Net assets acquired			$3,467,488

Consideration paid:
2,160,000 shares of common stock	1)	$3,369,600
92,250 shares of common stock issued for related party loans		87,888
Issuance of note		10,000

Total consideration			$3,467,488

1)  The fair value of the 2,160,000 ordinary shares issued as part of the consideration paid for FUNMAP was determined on the basis of the closing price of the Company's ordinary shares of $1.84 on the acquisition date discounted 15% for lack of marketability (DLOM).

The following unaudited pro forma condensed consolidated financial statements have been prepared to give effect to the of MMP, LLC Merger, and the Columbia Funmap, Inc. Acquisition, and the following related transactions: the issuance of preferred and restricted common stock and the repayments of notes payable (the “Related Transactions”). The unaudited pro forma condensed consolidated balance sheet as of December 31, 2014 gives effect to the MMP LLC reverse merger and Columbia Funmap, Inc. Acquisition and Related Transactions as if they had occurred on January 1, 2014. The unaudited pro forma condensed consolidated balance sheet is derived from the audited historical financial statements of Sports Media Entertainment Corp., MMP, LLC, and Columbia Funmap, Inc. as of December 31, 2014.

The following unaudited pro forma condensed consolidated statement of operations for the year ended December 31, 2014 gives effect to the MMP LLC Merger, and the Columbia Funmap, Inc. Acquisition and Related Transactions as if they had occurred on January 1, 2014. The unaudited pro forma condensed consolidated statement of operations is derived from the audited historical financial statements of Sports Media Entertainment Corp., MMP, LLC, and Columbia Funmap, Inc. as of and for the year ended December 31, 2014.

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The MMP, LLC Merger was accounted for as a reverse merger. Under reverse merger accounting, MMP LLC is deemed the acquirer for accounting purposes. Consequently, the assets and liabilities and the historical operations of MMP LLC prior to the Merger are reflected in the financial statements and have been recorded at the historical cost basis of MMP LLC. The balance sheet includes the assets and liabilities of both the Sports Media Entertainment Corp. and MMP LLC. However, the equity of MMP LLC is presented as the equity of the combined enterprise and the capital account of MMP LLC is adjusted to reflect the par value of the outstanding stock of the Legal Acquirer after giving effect to the number of shares issued in the Merger (27,212,694 Series A Preferred, 4,000,000 Series B Preferred and 30,748,969 restricted common shares). Shares retained by the Legal Acquirer (1,502,477 common shares) are reflected as an issuance as of the reverse merger date (February 2, 2015) for the historical amount of the net liabilities of the Company.

The Columbia Funmap, Inc. acquisition was accounted for under the acquisition method of accounting. Under the acquisition method of accounting, the total estimated purchase price, calculated as described above, to the unaudited pro forma condensed consolidated financial statements, is allocated to the tangible and intangible assets acquired and liabilities assumed in connection with the acquisition, based on their estimated fair values as of the effective date of the acquisition. The preliminary allocation of the purchase price was based upon management’s preliminary valuation of the fair value of assets acquired and liabilities assumed and such estimates and assumptions are subject to change.

The unaudited pro forma condensed consolidated financial statements do not include any adjustments regarding liabilities incurred or cost savings achieved resulting from the integration of the companies, as management is in the process of assessing what, if any, future actions are necessary. The unaudited pro forma condensed consolidated financial statements are not intended to represent or be indicative of the consolidated results of operations or financial condition of the Company that would have been reported had the Merger and Acquisition been completed as of the dates presented, and should not be construed as representative of the future consolidated results of operations or financial condition of the combined entity.

The unaudited pro forma condensed consolidated financial statements should be read in conjunction with (i) the historical audited and unaudited financial statements and related notes of the Company and the sections entitled Management’s Discussion and Analysis of Financial Condition and Results of Operations contained in the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2014, filed on March 31, 2015, and (ii) the audited historical financial statements and related notes of MMP, LLC as of December 31, 2014 and 2013 and for the year then ended, which were previously filed as Exhibit 99.1 to the Company’s Current Report on Form 8-K/A, filed on May 22, 2015.

The unaudited pro forma condensed results of operations for the years ended December 31, 2014 is as follows:

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Multimedia Platforms, Inc.

Unaudited Pro Forma Condensed Consolidated Statements of Operations

For the Year Ended December 31, 2014

		Multimedia
		Platforms, Inc.
	Multimedia Platforms, LLC Actual	(fka Sports Media	Columbia Funmap, Inc. Actual
		Entertainment, Inc.)
		Actual		Pro Forma

Income
Net Revenue	$642,586	$9,543	$479,023	$1,131,152
Cost of sales	355,841	-	162,239	518,080
Gross profit	286,745	9,543	316,784	613,072

Operating expenses
General and administrative	484,932	617,782	279,270	1,381,984
Sales and marketing	31,373	19,830	60,311	111,514
Research and development	-	2,319	-	2,319
Total operating expenses	516,305	639,931	339,581	1,495,817

Loss from operations	(229,560)	(630,388)	(22,797)	(882,745)

Other Income and (Expense)
Interest expense	-	(42,344)	-	(42,344)
Interest expense - accretion of debt discount	-	(29,402)	-	(29,402)
Total non-operating expense	-	(71,746)	-	(71,746)
Earnings before taxes	(229,560)	(702,134)	(22,797)	(954,491)
Provision for income taxes	-	-	-	-
Net loss	$(229,560)	$(702,134)	$(22,797)	$(954,491)

Shares outstanding:
Series A Preferred stock	27,212,694
Series B Preferred stock	4,000,000
Common stock outstanding	30,748,969			30,748,969
Common stock issued in Merger		1,502,477		1,502,477
Common stock issued in Acquisition of Funmap			2,252,250	2,252,250
Total common shares outstanding - basic				34,503,696

Net income (loss) per common share - basic				$(0.028)

1)	Preferred shares issued in the Merger; not included in the calculation of earnings per share because to do so would be antidilutive.

2)	Ccommon shares issued in the Merger; not included in the calculation of earnings per share because to do so would be antidilutive.

3)	Registrant's pre merger shares outstanding, or the shares of the Legal Acquirer prior to the Merger.

4)	Shares issued for the acquisiton of Columbia Funmap. Inc.

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The unaudited pro forma condensed balance sheet as of December 31, 2014 is as follows:

Multimedia Platforms, Inc.

Unaudited Pro Forma Condensed Consolidated Balance Sheet

As of December 31, 2014

		Multimedia				Pro Forma Adjustments
	Multimedia	Platforms, Inc.(fka Sports Media				Columbia
	Platforms,	Entertainment,	Columbia	SMEC		Funmap, Inc.
	LLC	Inc.)	Funmap, Inc.	Merger		Acquisition
	Actual	Actual	Actual	Adjustments		Adjustments		Pro Forma
Assets
Current Assets
Cash	$6,929	$2,303	$-	$-		$-		$9,232
Accounts receivable	38,866	-	158,146	-		-		197,012
Other current assets	-	1,321,081	52,287	-		-		1,373,368
Total current assets	45,795	1,323,384	210,433	-		-		1,579,612

Property and equipment, net	-	-	1,901	-		(1,901)	8)	-

Goodwill						3,457,488		3,484,635
						103,134	7)
						1,901	8)
						(87,888)	9)
						10,000	10)
Total assets	$45,795	$1,323,384	$212,334	$-		$3,482,734		$5,064,247

Liabilities and Stockholders' Equity (Deficit)
Current Liabilities
Bank overdraft	$-	$-	$7,349	$-		$-		$7,349
Accounts payable & accrued expenses	104,161	107,310	93,642	-		-		305,113
Deferred revenue	-	1,889	-	-		-		1,889
Line of credit	-	-	59,262	-		-		59,262
Loan payable - related party	116,175	-	155,215	-		(87,888)	9)	183,502
Due to related parties	195,575	-	-	-		10,000	10)	205,575
Accrued interest payable	-	140,900	-	(140,900)	5)	-		-
Promissory notes	-	364,727	-	(364,727)	5)	-		-
Convertible promissory notes	-	182,511	-	(182,511)	5)	-		-
Total Current Liabilities	415,911	797,337	315,468	(688,138)		(77,888)		762,690
Total liabilities	415,911	797,337	315,468	(688,138)		(77,888)		762,690

Stockholders' Equity (Deficit)
Series A Preferred stock, $0.001 par value	-	-	-	27,213		-		27,213
Series B Preferred stock, $0.001 par value	-	-	-	4,000	5)	-		4,000
Common stock, $0.001 par value	-	1,502	2,500	30,749	6)	(2,500)	7)
	-	-	-	-		2,252	11)	34,503
Additional-paid-in-capital	-	4,210,696	-	(3,059,975)	5)	3,455,236	11)	4,605,957
Accumulated earnings (deficit)	(370,116)	(3,686,151)	(105,634)	3,686,151		105,634	7)	(370,116)
Total stockholders' equity (deficit)	(370,116)	526,047	(103,134)	688,138		3,560,622		4,301,557
Total liabilities and stockholders' equity (deficit)	$45,795	$1,323,384	$212,334	$-		$3,482,734		$5,064,247

5)

All the promissory notes of the Registrant - totaling $688,138 above - were converted as part of the Merger into 4,000,000 shares of Series B Preferred stock. The par value of $0.001, or $4,000 is reflected under Series B Preferred Stock with the remaining $684,138 reflected as additional paid-in-capital.

6)

We have accounted for the Merger under recapitalization accounting whereby the equity of MMP LLC is presented as the equity of the combined enterprise adjusted to reflect the par value of the outstanding stock of the Registrant after giving effect to the number of existing shares as-if issued in the Merger (1,502,477 common shares). Shares retained by the Registrant (1,502,477 shares) are reflected as an issuance as of the reverse merger date (February 2, 2015) for the historical amount of the net equity of the Registrant.

7)	To eliminate Columbia Funmap, Inc.’s common stock and retained earnings, in connection with the Columbia Funmap, Inc. Acquisition.

8)	To record the estimated adjustment of Columbia Funmap, Inc.’s property and equipment’s net book value to fair value of $0 in connection with the purchase of Columbia Funmap, Inc.

9)	To reflect the conversion of related party debt of $92,250.

10)	To reflect the issuance of a $10,000 note due to Mr. Alan Beck in connection with the acquisition of Columbia Funmap, Inc.

11)	To reflect the issuance of a 2,252,250 shares of restricted common stock issued to Mr. Alan Beck in connection with the acquisition of Columbia Funmap, Inc.

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